Exhibit 99.1

51Talk Online Education Group Announces First Quarter 2023 Results

SINGAPORE, April 26, 2023 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a global online education platform with core expertise in English education, announced its unaudited results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial and Operating Highlights

•	Net revenues were US$5.6 million, a 195.6% increase from US$1.9 million for the first quarter of 2022.

•	Gross margin was 77.6%, compared with 77.9% for the first quarter of 2022.

•	GAAP net loss was US$2.4 million, compared with GAAP net loss of US$3.4 million from continuing operations[1] for the first quarter of 2022.

•	Non-GAAP net loss[2] was US$2.2 million, compared with non-GAAP net loss of US$3.1 million from continuing operations for the first quarter of 2022.

•	Cash, cash equivalents and time deposits balance stood at US$23.7 million as of March 31, 2023.

•	Operating cash inflow was US$0.6 million for the first quarter of 2023.

•	Gross billings[3] for the first quarter of 2023 were US$8.1 million.

1 “Continuing operations” refers to the Company’s remaining international business after the divestiture of its China mainland business.

2 For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth in this press release.

3 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may lead to differences with bank records.

Key Financial and Operating Data	For the three months ended
	March. 31,	March. 31,	Y-o-Y
	2022[4]	2023	Change
Net Revenues (in US$ millions)	1.9	5.6	195.6%
Gross Margin	77.9%	77.6%	-0.3%
Gross Billings (in US$ millions)	5.3	8.1	52.5%
Active students with attended lesson consumption[5] (in thousands)	9.3	25.2	171.0%

“We have seen growth momentum picking up sequentially in the first quarter as more markets have started to produce returns following our investments last and early this year. Our guidance for the second quarter reflects our continued confidence in our growth trajectory.” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.

“In fact, as we continue to deepen our understanding of the international markets, we are growing increasingly confident that our products can meet the needs of students and parents in many geographies. We apply a multi-step approach to fully unlock the potential of each market and have seen encouraging signs that some early-stage markets have been developing at a faster pace than the existing markets when they were at a similar stage.

During this quarter, we continued to intensify our localization efforts, especially in products, sales, marketing, and support functions. Specifically, we have plans for more online and offline branding activities throughout 2023. We have been able to achieve this progress while maintaining positive operating cash flow during this quarter.” Mr. Huang concluded.

First Quarter 2023 Financial Results

Net Revenues and Gross Margin

Net revenues for the first quarter of 2023 were US$5.6 million, a 195.6% increase from US$1.9 million for the same quarter last year. The number of active students with attended lesson consumption was approximately 25,200 in the first quarter of 2023, a 171.0% increase from 9,300 for the same quarter last year.

Cost of revenues for the first quarter of 2023 was US$1.2 million, a 199.3% increase from US$0.4 million for the same quarter last year. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons.

Gross profit for the first quarter of 2023 was US$4.3 million, a 194.6% increase from US$1.5 million for the same quarter last year.

Gross margin for the first quarter of 2023 was 77.6%, compared with 77.9% for the same quarter last year.

4 For purposes of comparison, the financial and operating data of continuing operations for the first quarter of 2022 are presented in this column

5 An “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

Operating Expenses

Total operating expenses for the first quarter of 2023 were US$6.7 million, a 33.8% increase from US$5.0 million for the same quarter last year. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for the first quarter of 2023 were US$4.3 million, a 117.0% increase from US$2.0 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to increases in the number of sales and marketing personnel and higher marketing expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the first quarter of 2023 were US$4.3 million, a 113.7% increase from US$2.0 million for the same quarter last year.

Product development expenses for the first quarter of 2023 were US$0.4 million, a 64.6% decrease from US$1.1 million for the same quarter last year. The decrease was primarily due to lower product development personnel costs. Excluding share-based compensation expenses, non-GAAP product development expenses for the first quarter of 2023 were US$0.3 million, a 68.4% decrease from US$1.1 million for the same quarter last year.

General and administrative expenses for the first quarter of 2023 were US$2.0 million, a 3.4% increase from US$1.9 million for the same quarter last year. The increase was primarily due to higher general and administrative personnel costs. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the first quarter of 2023 were US$1.8 million, a 14.9% increase from US$1.6 million for the same quarter last year.

Loss from Operations

Operating loss for the first quarter of 2023 was US$2.4 million, compared with operating loss of US$3.5 million for the same quarter last year.

Non-GAAP operating loss for the first quarter of 2023 was US$2.1 million, compared with non-GAAP operating loss of US$3.2 million for the same quarter last year.

Net Loss

Net loss for the first quarter of 2023 was US$2.4 million, compared with net loss of US$3.4 million from continuing operations for the same quarter last year.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP net loss for the first quarter of 2023 was US$2.2 million, compared with non-GAAP net loss of US$3.1 million from continuing operations for the same quarter last year.

Basic and diluted net loss per share attributable to ordinary shareholders for the first quarter of 2023 was US$0.01, compared with basic and diluted net loss per share of US$0.06 for the same quarter last year.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the first quarter of 2023 was US$0.01, compared with non-GAAP basic net loss per share attributable to ordinary shareholders of US$0.06 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2023 was US$0.43, compared with basic and diluted net loss per ADS of US$3.80 for the same quarter last year. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the first quarter of 2023 was US$0.39, compared with non-GAAP basic net loss per ADS attributable to ordinary shareholders of US$3.74 for the same quarter last year.

Balance Sheet

As of March 31, 2023, the Company had total cash, cash equivalents and time deposits of US$23.7 million, compared with US$23.1 million as of December 31, 2022.

The Company had advances from students6 of US$17.7 million as of March 31, 2023, compared with US$15.2 million as of December 31, 2022.

The financial statements for the first quarter ended March 31, 2023 herein have not been audited or reviewed by the Company’s independent registered accounting firm.

Outlook

For the second quarter of 2023, the Company currently expects net gross billings to be between $8.8 million and $9.5 million, which would represent a sequential growth of 9.1% to 17.7%.

The foregoing outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

About 51Talk Online Education Group

51Talk Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

6 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students”

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Mar. 31,
	2022	2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	18,186	18,804
Time deposits	4,872	4,910
Prepaid expenses and other current assets	3,509	3,289
Total current assets	26,567	27,003

Non-current assets
Property and equipment, net	25	28
Intangible assets, net	104	26
Right-of-use assets	769	677
Other non-current assets	169	220
Total non-current assets	1,067	951

Total assets	27,634	27,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Advances from students	15,167	17,719
Accrued expenses and other current liabilities	4,341	4,031
Amounts due to related parties	389	658
Lease liability	427	438
Taxes payable	186	186
Total current liabilities	20,510	23,032

Non-current liabilities
Lease liability	307	204
Other non-current liabilities	156	168
Deferred tax liabilities	84	86
Total non-current liabilities	547	458

Total liabilities	21,057	23,490

Total shareholders’ equity	6,577	4,464

Total liabilities and shareholders’ equity	27,634	27,954

51TALK ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2022	2022	2023
	US$	US$	US$
Net revenues	1,878	5,051	5,552
Cost of revenues	(415)	(1,062)	(1,242)
Gross profit	1,463	3,989	4,310
Operating expenses
Sales and marketing expenses	(1,993)	(3,985)	(4,324)
Product development expenses	(1,101)	(435)	(390)
General and administrative expenses	(1,885)	(1,742)	(1,950)
Total operating expenses	(4,979)	(6,162)	(6,664)
Loss from operations	(3,516)	(2,173)	(2,354)
Interest income	48	24	33
Other income/(expenses), net	43	147	(75)
Loss before income tax expenses and discontinued operations	(3,425)	(2,002)	(2,396)
Income tax expenses	(12)	-	(9)
Loss from continuing operations, net of income tax	(3,437)	(2,002)	(2,405)
Loss from discontinued operations, net of income tax	(17,734)	-	-
Net loss, all attributable to the Company’s ordinary shareholders	(21,171)	(2,002)	(2,405)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	334,056,649	337,549,708	339,338,128

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2022	2022	2023
	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.06)	(0.01)	(0.01)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(3.80)	(0.36)	(0.43)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	8	(30)	(48)
Product development expenses	(38)	(45)	(54)
General and administrative expenses	(293)	(34)	(120)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2022	2022	2023
	US$	US$	US$
Sales and marketing expenses	(1,993)	(3,985)	(4,324)
Less: Share-based compensation expenses	8	(30)	(48)
Non-GAAP sales and marketing expenses	(2,001)	(3,955)	(4,276)

Product development expenses	(1,101)	(435)	(390)
Less: Share-based compensation expenses	(38)	(45)	(54)
Non-GAAP product development expenses	(1,063)	(390)	(336)

General and administrative expenses	(1,885)	(1,742)	(1,950)
Less: Share-based compensation expenses	(293)	(34)	(120)
Non-GAAP general and administrative expenses	(1,592)	(1,708)	(1,830)

Operating expenses	(4,979)	(6,162)	(6,664)
Less: Share-based compensation expenses	(323)	(109)	(222)
Non-GAAP operating expenses	(4,656)	(6,053)	(6,442)

Loss from operations	(3,516)	(2,173)	(2,354)
Less: Share-based compensation expenses	(323)	(109)	(222)
Non-GAAP loss from operations	(3,193)	(2,064)	(2,132)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2022	2022	2023
	US$	US$	US$
Income tax expenses	(12)	-	(9)
Less: Tax impact of Share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(12)	-	(9)

Loss from continuing operations, net of income tax	(3,437)	(2,002)	(2,405)
Less: Share-based compensation expenses	(323)	(109)	(222)
Non-GAAP loss from continuing operations, net of income tax	(3,114)	(1,893)	(2,183)

Loss from discontinued operations, net of income tax	(17,734)	-	-
Less: Share-based compensation expenses	-	-	-
Non-GAAP loss from discontinued operations, net of income tax	(17,734)	-	-

Net loss, all attributable to the Company’s ordinary shareholders	(21,171)	(2,002)	(2,405)
Less: Share-based compensation expenses	(323)	(109)	(222)
Non-GAAP net loss, all attributable to the Company’s ordinary shareholders	(20,848)	(1,893)	(2,183)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	334,056,649	337,549,708	339,338,128

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.06)	(0.01)	(0.01)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(3.74)	(0.34)	(0.39)